SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. de C.V.1   (the “Issuer”)

(Name of Issuer)

Series B Shares of Common Stock (“Series B Shares”)

(Title of Class of Securities)

4005011022

(CUSIP Number)

Manuel Abud Elias
Palmas 735
Suite 1406
Mexico City 11000, Mexico
(5255) 5202-2088

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on the following pages)
(Page 1 of 16)

______________________
1           Translation of Issuer’s Name:  Central North Airport Group.

2           No CUSIP number exists for the underlying Series B Shares, as the Series B Shares are not traded in the United States.  The CUSIP number 400501102 is only for the American Depositary Shares (the “ADSs”) representing Series B Shares.

CUSIP No. Not Applicable	13D	Page 2 of 16

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Bernardo Quintana Isaac
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER 4,354,800 Series B Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 19,457,300 Series B Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 4,354,800 Series B Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 19,457,300 Series B Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,812,100 Series B Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 3 of 16

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Alexandra Kawage de Quintana
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 576,300 Series B Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 576,300 Series B Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 576,300 Series B Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 4 of 16

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Ana Alejandra Quintana Kawage
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 6,970,200 Series B Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 6,970,200 Series B Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,970,200 Series B Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 5 of 16

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Alonso Quintana Kawage
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 239,700 Series B Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 239,700 Series B Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 239,700 Series B Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 6 of 16

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Diego Quintana Kawage
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 581,600 Series B Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 581,600 Series B Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 581,600 Series B Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 7 of 16

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Maria Andrea Cecilia Quintana Kawage
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 6,990,900 Series B Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 6,990,900 Series B Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,990,900 Series B Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 8 of 16

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Rodrigo A. Quintana Kawage
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,665,800 Series B Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 1,665,800 Series B Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,665,800 Series B Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 9 of 16

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Jeronimo Quintana Kawage
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,432,800 Series B Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 2,432,800 Series B Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,432,800 Series B Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 10 of 16

Item 1.                      Security and Issuer.

This Statement relates to the Series B Shares of Common Stock (“Series B Shares”) of Grupo Aeroportuario del Central Norte, S.A.B. de C.V. (the “Issuer”).

The address of the principal executive offices of the Issuer is Aeropuerto Internacional de Monterrey, Zona de Carga, Carretera Miguel Aleman, KM. 24 s/n, 66600 Apodaca, Nuevo Leon, Mexico.

Item 2.                                Identity and Background.

Each of Bernardo Quintana Isaac, Alexandra Kawage de Quintana, Ana Alejandra Quintana Kawage, Alonso Quintana Kawage, Diego Quintana Kawage, Maria Andrea Cecilia Quintana Kawage, Rodrigo A. Quintana Kawage and Jeronimo Quintana Kawage (each a "Reporting Person" and, collectively, the "Quintana Family") is filing this Statement pursuant to Rule 13d-1(a) under the Act.

Alonso Quintana Kawage and Diego Quintana Kawage are members of the board of directors of the Issuer.

The name, address, occupation and citizenship of each member of the Quintana Family are set forth in Schedule I attached hereto. None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.                                Source and Amount of Funds or Other Consideration.

The aggregate amount of funds utilized to purchase 450,000 Series B Shares on November 6, 2008, the date on which the Reporting Persons became beneficial owners of more than five percent of the Series B Shares, was U.S.$491,736 (Ps.6,254,884 converted to dollars at an exchange rate of Ps.12.72 per U.S. dollar, the noon buying rate for Mexican pesos on November 6, 2008 as published by the Federal Reserve Bank of New York). From September 29, 2008 to November 6, 2008, the Reporting Persons purchased 9,359,200 Series B Shares for U.S.$25,100,471 (Ps.319,277,992 converted to dollars at an exchange rate of Ps.12.72 per U.S. dollar, the noon buying rate for Mexican pesos on November 6, 2008 as published by the Federal Reserve Bank of New York). Each member of the Quintana Family used personal funds to purchase the Series B Shares.

CUSIP No. Not Applicable	13D	Page 11 of 16

Item 4.                      Purpose of Transaction.

The shares acquired by the Reporting Persons are being held for investment purposes. The Reporting Persons have no plans or proposals that relate to or would result in:

a.
the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that the Reporting Persons may in the future acquire additional Series B Shares in the open market, in privately-negotiated transactions or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of the Series B Shares owned by the Reporting Persons in one or more transactions;

b.	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c.	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d.	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	any material change in the present capitalization or dividend policy of the Issuer;

f.	any other material change in the Issuer’s business or corporate structure;

g.	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	any action similar to any of those enumerated above.

The Reporting Persons may in the future consider and explore one or more corporate transactions involving the Issuer. The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of this Item 4, to the extent deemed advisable by the Reporting Persons.

CUSIP No. Not Applicable	13D	Page 12 of 16

Item 5.                                Interest in Securities of the Issuer.

(a) and (b)                      The Reporting Persons have the following interests in Series B Shares:

	Series B Shares(1)
	Number	% of Class
Bernardo Quintana Isaac(2)	23,812,100	6.0%
Alexandra Kawage de Quintana	576,300	0.1%
Ana Alejandra Quintana Kawage	6,970,200	1.7%
Alonso Quintana Kawage	239,700	0.1%
Diego Quintana Kawage	581,600	0.1%
Maria Andrea Cecilia Quintana Kawage	6,990,900	1.8%
Rodrigo A. Quintana Kawage	1,665,800	0.4%
Jeronimo Quintana Kawage	2,432,800	0.6%

(1)	All percentages are based upon 398,962,800 shares of the Issuer’s outstanding capital stock as of April 18, 2012, which includes 340,162,800 Series B Shares and 58,800,000 Series BB shares.

(2)	Includes 19,457,300 Series B Shares owned directly by the immediate family of Bernardo Quintana Isaac, of which beneficial ownership is deemed shared with Bernardo Quintana Isaac.

(c)           All transactions in Series B Shares effected by the Reporting Persons during the past 60 days are listed in Schedule II hereto.

(d)           None.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Bernardo Quintana Isaac formerly served as Chairman of the Board of Directors of the Issuer. He is the husband of Alexandra Kawage de Quintana and the father of Ana Alejandra Quintana Kawage, Alonso Quintana Kawage, Diego Quintana Kawage, Maria Andrea Cecilia Quintana Kawage, Rodrigo A. Quintana Kawage and Jeronimo Quintana Kawage.

Alonso Quintana Kawage and Diego Quintana Kawage are members of the Board of Directors of the Issuer.

Bernardo Quintana Isaac, Alonso Quintana Kawage and Diego Quintana Kawage are also members of the board of directors of Empresas ICA, S.A.B. de C.V., which is the indirect beneficial owner of a majority of the Issuer’s capital stock, but they do not (and the other Reporting Persons do not) have any other contracts, arrangements, understandings or relationships between themselves or with any other person with respect to the Series B Shares.

CUSIP No. Not Applicable	13D	Page 13 of 16

Item 7.                      Material to be Filed as Exhibits.

Exhibit No.                                Description

1	Powers of Attorney.
2	Joint Filing Agreement.

CUSIP No. Not Applicable	13D	Page 14 of 16

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

*
Bernardo Quintana Isaac	* By: /s/ Manuel Abud Elias
*	Manuel Abud Elias
Alexandra Kawage de Quintana	Attorney-in-Fact
*
Ana Alejandra Quintana Kawage	April 26, 2012
*
Alonso Quintana Kawage
*
Diego Quintana Kawage
*
Maria Andrea Cecilia Quintana Kawage
*
Rodrigo A. Quintana Kawage
*
Jeronimo Quintana Kawage

CUSIP No. Not Applicable	13D	Page 15 of 16

SCHEDULE I

All of the individuals listed below are citizens of Mexico.

THE QUINTANA FAMILY

Avenida de las Palmas No. 735-1406, Col. Lomas de Chapultepec, 11000, Mexico City, Mexico

Name	Personal Occupation
Bernardo Quintana Isaac	Private Investor
Alexandra Kawage de Quintana	Private Investor
Ana Alejandra Quintana Kawage	Private Investor
Alonso Quintana Kawage	Director of Issuer
Diego Quintana Kawage	Director of Issuer
Maria Andrea Cecilia Quintana Kawage	Private Investor
Rodrigo A. Quintana Kawage	Private Investor
Jeronimo Quintana Kawage	Private Investor

CUSIP No. Not Applicable	13D	Page 16 of 16

SCHEDULE II

(i) Within the past 60 days of November 6, 2008, the Reporting Persons effected the following transactions in the Series B Shares on the Mexican Stock Exchange:

Reporting Person	Type of Transaction	Trade Date	Number of Series B Shares	Price Per Share (Ps.)
Jeronimo Quintana Kawage	Purchase	September 29, 2008	564,000	15.91
Jeronimo Quintana Kawage	Purchase	September 29, 2008	1,391,600	14.26
María Andrea Cecilia Quintana Kawage	Purchase	October 3, 2008	4,934,000	14.17
Bernardo Quintana Isaac	Purchase	October 7, 2008	2,019,600	13.96
Bernardo Quintana Isaac	Purchase	November 6, 2008	2,900	13.86
Bernardo Quintana Isaac	Purchase	November 6, 2008	447,100	13.90

(ii) Within the past 60 days of April 20, 2012, the Reporting Persons effected the following transactions in the Series B Shares on the Mexican Stock Exchange:

None.